UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                ================================
                                                         OMB APPROVAL
                                                ================================
                                                OMB Number:           3235-0058
                                                Expires:         March 31, 2006
                                                Estimated average burden
                                                hours per response.........2.50
                                                ================================
                                                        SEC FILE NUMBER
                                                           000-24372
                                                ================================
                                                         CUSIP NUMBER

                                                ================================
(Check One):
[ Form 10-K   [ ]Form 20-F  [ ]Form 11-K   [X]Form 10-Q  [ ]Form N-SAR

                   For Period Ended:  December 31, 2005
                                      -----------------
                   [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:
                                                     ---------------------------
================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
ARKONA, INC.
--------------------------------------------------------------------------------
Full Name of Registrant

Sundog Technologies, Inc.
--------------------------------------------------------------------------------
Former Name if Applicable

10757 South River Front Parkway, Suite 400
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

South Jordan, Utah  84095
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |   (a)    The reasons described in reasonable detail in Part III of
         |          this form could not be eliminated without unreasonable
         |          effort or expense;
         |   (b)    The subject annual report, semi-annual report, transition
         |          report on Form 10-K, Form 20-F,11-K or Form N-SAR, or
   [X]   |          portion thereof, will be filed on or before the fifteenth
         |          calendar day following the prescribed due date; or the
         |          subject quarterly report of transition report on Form 10-Q,
         |          or portion thereof will be filed on or before the fifth
         |          calendar day following the prescribed due date; and
         |   (c)    The accountant's statement or other exhibit required by Rule
         |          12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The filing deadline for the Quarterly Report on Form 10-QSB for the quarter year ended December 31, 2005 (the "Form 10-QSB") for Arkona, Inc. (the "Company") was February 14, 2006. As previously reported, during the last year, the Company has enhanced its internal controls and procedures related to its preparation, review and approval of financials statements to be included in reports it files with the Securities and Exchange Commission (the "SEC"). The Company has determined to retrospectively apply certain of those controls and procedures to prior-year periods that are included in current-year periodic reports. With respect to the Form 10-QSB, notwithstanding the focus and diligence of the Company's accounting staff, the Company has been unable to complete this process of applying certain current internal controls and procedures to the quarter and nine-month periods ended December 31, 2004 (as well as the same periods in 2005). As a result, the Company cannot complete and file the Form 10-QSB without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Bryan T. Allen, Esq.             801                   257-7963
----------------------------  ----------------  --------------------------------
         (Name)                  (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s). Yes [X]   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? Yes [X]    No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation for Item (3): The additional controls and procedures referred to above for prior-year fiscal periods include a manual review and verification of revenue and cash entries in the general ledger of the Company and the comparison of such entries to external sources (such as bank account statements) and the previously reported financial statements. Based upon its initial review, management believes there is a reasonable likelihood that reported revenues and quarter-end cash balances for all quarterly and year-to-date periods for the fiscal year ended March 31, 2005 ("Fiscal 2004") will be revised. Management anticipates that the revisions will reflect a shift of revenue among quarters with Fiscal 2004 and a reduction in quarter-end cash balances; the Company does not expect any changes in reported revenue or year-end cash balances set forth in the audited financial statements set forth in the Company's Form 10-KSB for the entirety of Fiscal 2004. Because the review and reconciliation process is incomplete, the Company cannot make a reasonable estimate of the extent of the revisions.




                                  Arkona, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    February 15, 2006    By    /s/ Leland Boardman
     ---------------------      ----------------------------
                                   Chief Financial Officer



                                      -3-